UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

c Webcast March 6, 2026 2025 Performance — P-78 First oil in December 2025, in the Búziosfield 2 Disclaimer— Thepresentationmaycontainforwardlookingstatementsaboutfutureeventsthatarenotbasedonhistoricalfactsandarenotassurancesoffuturereults.Suchforward-lookingstatementsmerelyreflecttheCompany’scurrentviewsandestimatesoffutureeconomiccircumstances,industryconditions,companyperformanceandfinancialresults.Suchtermsas"anticipate","believe","expect","forecast","intend","plan","project","seek","should",alongwithsimilaroranalogousexpressions,areusedtoidentifysuchforward-lookingstatements.Readersarecautionedthatthesestatementsareonlyprojectionsandmaydiffermateriallyfromactualfutureresultsorevents.ReadersarereferredtothedocumentsfiledbytheCompanywiththeSEC,specificallytheCompany’smostrecentAnnualReportonForm20-F,whichidentifyimportantriskfactorsthatcouldcauseactualresultstodifferfromthosecontainedintheforward-lookingstatements,including,amongotherthings,risksrelatingtogeneraleconomicandbusinessconditions,includingcrudeoilandothercommodityprices,refiningmarginsandprevailingexchangerates,uncertaintiesinherentinmakingestimatesofouroilandgasreservesincludingrecentlydiscoveredoilandgasreserves,internationalandBrazilianpolitical,economicandsocialdevelopments,receiptofgovernmentalapprovalsandlicensesandourabilitytoobtainfinancing. Weundertakenoobligationtopubliclyupdateorreviseanyforward-lookingstatements,whetherasaresultofnewinformationorfutureeventsorforanyotherreason.Figuresfor1Q26onareestimatesortargets. Allforward-lookingstatementsareexpresslyqualifiedintheirentiretybythiscautionarystatement,andyoushouldnotplacerelianceonanyforward-lookingstatementcontainedinthispresentation. Inaddition,thispresentationalsocontainscertainfinancialmeasuresthatarenotrecognizedunderBrazilianGAAPorIFRS.Thesemeasuresdonothavestandardizedmeaningsandmaynotbecomparabletosimilarly-titledmeasuresprovidedbyothercompanies.Weareprovidingthesemeasuresbecauseweusethemasameasureofcompanyperformance;theyshouldnotbeconsideredinisolationorasasubstituteforotherfinancialmeasuresthathavebeendisclosedinaccordancewithBrazilianGAAPoIFRS. NON-SEC COMPLIANT OIL AND GAS RESERVES: CAUTIONARY STATEMENT FOR US INVESTORS We present certain data in this presentation, such as oil and gas resources, that we are not permitted to present in documents filed with the United States Securities and Exchange Commission (SEC) under new Subpart 1200 to Regulation S-K because such terms do not qualify as proved, probable or possible reserves under Rule 4-10 (a) of Regulation S-X. 3 CEO’smessage —Magda Chambriard 3 4 FINANCIALhighlights 2025— Fernando Melgarejo CFO 80.8 69.1 2024 2025 BRENT US$/bbl -14% OCF US$ billion 38.0 36.0 2024 2025 -5% NET INCOME US$ billion 7.5 19.4 19.6 18.1 2024 2025 Net income Net income excluding one-off events EBITDA US$ billion Adjusted EBITDA Adjusted EBITDA excluding one-off events Operational cash flow 40.4 45.9 42.5 43.8 2024 2025 -5% -6% +161% +5% Resilient results: Record production offset the impacts of lower Brent prices — 5 Downstream Performance: commitment to quality, value creation and emissions reduction— We recorded growth in oil products sales in the domestic market, totaling 1,747 Mbpd. The highlight was the 5.2% increase in diesel sales. The processing of 70% of pre-salt oils contributed to the generation of higher value added oil products and to the reduction of emissions. We reached a utilization factor of 91% in our refining system, with 68% of production consisting of higher value-added oil products: diesel, gasoline and jet fuel. 6 2024 2025 2025 was an unprecedented year for our production and we exceeded our target— 2,990 7 COMMERCIAL PRODUCTION OF OIL AND GAS - BRAZIL Mboed + NEW PLATFORMS + PRODUCTION RECORDS Mero: monthly production record in October, with 652 mbpd Buzios platforms: operated production record of 1 MM bpd on Oct 29 FPSO Marechal Duque de Caxias: daily production record of 197 mbpd FPSO Almirante Tamandaré: record instant flow rate, of 270 mbpd + EFFICIENCY + CAPACITY We achieved efficiency gains in all units, with an increase of over 3 percentage points compared to 2024. We approved with the regulatory agencies the expansion of the nominal capacity of 6 platforms, adding 115 mbpdof oil to the company’s production capacity. FPSO Almirante Tamandaré (Búzios 7) became Brazil’s highest-producing platform in August 2025 and reached production of around 240 mbpd from November onwards FPSO Alexandre de Gusmão (Mero 4) 5th platform in the field P-78 (Búzios 6) 1st injection in just 61 days, a record among our owned platforms Arrival of P-79 (Búzios 8) with mooring completed injust 12 days 2,698 +11% 2024 2025 15.8 17.0 72% 89% 2025 x 2024 46 77 21 44 +8% +17 p.p +110% +67% E&P Segment CAPEX US$ billion Average cumulative physical progress of platforms* % Well tie-ins Nbr Historic milestone in offshore well tie-ins: 77 wells connected, including producers and injectors, establishing a new level of operational efficiency • Strong performance in the construction of theBúziosproduction units, with first oil from P-78in Dec/25 and arrival of P-79 in Brazil in Jan/26 • Outperformaceof P-84 and P-85 relative to plan in 2025, with earlier first oil already reflected in the 2026–30 Business Plan The yearly and future production are supported by CAPEX execution — Start-up of Offshore producion wells Nbr * Five Búziosplatforms under construction; excludes P-84 and P-85 units initiated from 3Q24 onward 8 84% of the CAPEX executed in 2025 was in the Exploration & Production segment — 2025 CAPEX US$ billion 84% 11% 2%3% E&P RTM G&LCE Corporate US$ 20.3 billion 9 Main projects: Focus on execution, maintaining CAPEX levels— Project Nominal Capacity mbpd WI Petrobras % Full Life Capex BP 2025-29 US$ billion Full Life Capex BP 2026-30 US$ billion Buzios 6 (P-78) 180 89 5.2 5.1 Búzios 7 (Alm. Tamandaré) 225 89 2.2 2.1 Búzios 8 (P-79) 180 89 5.7 5.1 Búzios 9 (P-80) 225 89 6.3 6.5 Búzios 10 (P-82) 225 89 7.5 7.2 Búzios 11 (P-83) 225 89 6.8 6.4 Atapu 2 (P-84) 225 66 6.4 6.4 Sépia 2 (P-85) 225 55 4.7 4.7 Mero 4 (Alexandre de Gusmão) 180 39 1.3 1.3 10 C A C B D E F We reached the highest Proven Reserves of the last 10 years— ORGANIC RESERVE REPLACEMENT RATIO Petrobras vs. Peers Source: Prepared by the company based on Wood Mackenzie data. Reserves according to SEC criteria. Majors’ data refer to 2024.Petrobras data refer to 2025.Companies considered: Total, Equinor, BP, Shell, Exxon and Chevron. 11 PROVEN RESERVES Petrobras vs. Peers – billion boe Our best result in 10 years RESERVES / PRODUCTION Petrobras vs. Peers - years 12.5 A B C D E F Óleo Gás Replacement wasfully organic 175% 12.1 28.8 23.2 23.8 25.8 28,1 26.4 33.8 37.1 40.7 42.3 42.6 43.4 44.7 52.2 56.0 58.6 59.1 60.6 62.6 60.3 64.5 68.1 70.7 69.8 2023 2024 1Q25 2Q25 3Q25 4Q25 Leasings Loans (Financial Debt) Net Debt Gross Debt The start-up of new FPSOs, which enabled production growth, impacted our debt— The increase reflects the cost of new FPSOs leasings, in addition to borrowings US$ billion 12 FPSO Alexandre de Gusmão + US$ 1.1 billion FPSO Alm. Tamandaré + US$ 2.6 billion FPSO Angra dos Reis Extension + US$ 0.4 billion Commitment to distributing the results generated—Solid Shareholder Remuneration Policy ensures dividends compatible with different oil prices 13 TOTAL REMUNERATION 2025 Policy Formula 45% x FCF R$ 3.199 per share* PAYMENTS DIVIDENDS 4Q25 R$ 8.1 billion R$ 0.626 per share Record Date: 04/22/2026 1st installment on 05/20 • IOE: R$ 0.313/share 2nd installment on 06/22 • IOE: R$ 0.313/share The 2025 remaining profit will be allocated to the profit retention reserve * Includes dividends advanced throughout 2025, monetary adjustment of the advances, and the proposed dividend for 4Q25. The proposal was approved by the Board of Directors to be submitted for deliberation at the Annual General Meeting 14 • Petrobras invested R$ 112.9 billion (Capex US$ 20.3 billion) • These investments were responsible for sustaining 308,000 jobs • Our investments represented 5.2% of Brazilian investment • We paid R$ 277.6 billion in taxesto the federal government, states, and municipalities • We distributed R$ 45.2 billion in dividends, of which R$ 17.6 billion for the Controlling Group • We allocated approximately R$ 2 billion in socio-environmental investments, sponsorships and donations Contribution to society in 2025 — QUESTIONS — OPERATIONAL HIGHLIGHTS— Operational Highlights 2025— 17 Oil Export We achieved a record in oil exports, with 765 mbpd for the year and 999 mbpd in 4Q25, as a result of logistics efficiency in offloading operations and the continuous work on market development for our oils, expanding our presence in the oil global market. SHIP-TO-SHIP OPERATIONS Annual record for ship-to-ship (STS) operations for oil and fuel oil exports, with 354 operations carried out during the year. We reached a total of 1,470 operationsat the Angra dos Reis Terminal and 80at the São Luís Terminal. New Discoveries We had 5 new discoveries: 2 in Aram, 1 in Búzios West, 1 in Brava North and 1 in Tartaruga Verde. Acquisition of Areas Acquisition of 3 explorationblocks in Pelotas Basin, 10 blocksin Foz do Amazonas, and Jaspe and Citrino blocks in the pre-salt in São Tomé and Príncipe. Acquisition of the Union’s rights and obligations in the Non-Contracted Areas of Mero and Atapu. VLSFO (Very Low Sulfur Fuel Oil) We delivered VLS B24, arenewable content bunker,to the Asian market, we established a supply partnership with Vale, and in 4Q25, we signed a supply agreement with Odfjell, one of the world's largest shipping companies in the transportation of chemicals and liquid bulk. Oil products offloading Records in oil products offloading at Santos terminal (828 thousand m³ in Feb/25), in LPG offloading by ships in Rio de Janeiro (69.9 thousand tons in Aug/25), and in heavy oil products offloading at the REFAP, REGAP and REPAR refineries. OTC Brazil Award We received the Distinguished Achievement Award at OTC Brazil for the innovations in Búzios7, which established new benchmarks for the industry. 18 LOW CARBON PRODUCTS Production of SAF1 at REDUC and REVAP, CAP PRO R at REVAP and Diesel R. We have started, at RPBC, the procurement process for the construction of the first dedicated plantfor SBC2production, in addition to Green Diesel (HVO3). We made the first delivery of SAFin December/25, in order to comply, in advance, with current legislation. We achieved the first ISCC4certificationof SAF in Latin America, at REDUC, and of the renewable fraction of Diesel R at RPBC. 1 Sustainanle Aviation Fuel 2 SBC: Synthetic Blending Component (para a produção de SAF) 3 HVO: Hydrotreated Vegetable Oil 4 International Sustainability and Carbon Certification REFINING PROJECTS RNEST: We completed the revamp works of Train 1 and contracted the units for Train 2. REPLAN: With the new HDT, we increased the production capacity of S-10 diesel by up to 63 mbpd and jet fuel by up to 21 mbpd. REVAP: The revamp of the HDT increased the refinery’s S-10 diesel production capacity by 80%. REFINO BOAVENTURA: We completed the signing of contracts for the integration between REDUC and the Boaventura Energy Complex, which will increase S-10 diesel production by 76 mbpd, jet fuel production by 20 mbpd, and enable the production of 12 mbpd of Group II lubricants. FREE NATURAL GAS MARKET We reached the total of 6.6 million m³/day of contracted volume under the firm and inflexible modality in 2025, doubling our customer base while maintaining our leadership in the market supply. Operational Highlights 2025— MONETIZATION OF GAS RESERVES First gas sales contract for Small Scale LNG, with gas sourced from Urucu. Delivery planned for Feb/28, with an initial volume of 100,000 m³/day and a 10-year term. BOAVENTURA COMPLEX Start-up of the 2nd module of the Natural Gas Processing Unit (UPGN) at the Boaventura Complex, increasing the unit’s total processing capacity to 21 million m³/day. 19 EcoVadis ASSESSTMENT We made progress in our sustainability assessment with EcoVadis and achieved one of the highest scores in the global oil and gas sector, with 73 out of 100 points. 2025 Operational Highlights— SOLAR ENERGY We entered the solar generation sector through a joint venture with Lightsource bp, acquiring 49.99% of the company’s subsidiaries in Brazil. STRENGTHENING INTEGRITY IN THE VALUE CHAIN In partnership with the United Nations Office on Drugs and Crime (UNODC), we expanded in 2025 the integrity training program aimed at small and medium-sized enterprises. The initiative reached hundreds of people, disseminating best practices in ethics, compliance, and risk management, as well as providing practical tools for the implementation of integrity programs, in alignment with international standards and the company’s corporate strategy. IG-SEST AND CBGC We achieved an excellence rating in all three dimensions evaluated by IG-SEST in the 7th cycle of the indicator, demonstrating the strength of our corporate governance, the consistency of our performance in public policies, and our prominence in best practices and innovation. Additionally, we maintained 96% adherence to the Brazilian Corporate Governance Code (CBGC), the highest rate since 2019, reinforcing the company’s external recognition for transparency, integrity, and alignment with best governance practices. NEW HIRES In 2025, 1,885 technical-level employees were hired to meet business demands, with a focus on enabling the critical deliveries of the BP’s strategic projects. The main projects include: Búzios 8, SNOX RNEST, New HDT REPLAN, Atapu 2 and Sépia 2, Boaventura Energy Complex, and RNEST Train 2. In 2025, 479 employees holding a higher education degree admited in 2024 completed their trainning course and were mainly allocated to activities in business areas. 2025 Operational Highlights— 20 ENVIRONMENTAL LICENSING In 2025, 77 licenses and 56 authorizations were issued, and the highlight were the drilling license for the Morpho well, the Operating License for Alexandre Gusmão and P-78; the Preliminary License for Stage 4 of the Santos Basin and authorizations for increased refinery throughput at REVAP, REPLAN, and RPBC, contributing to the increase in production and to the company’s record output. INFORMATION SECURITY We obtained the international ISO/IEC 27001:2022 certification for all processes of the Information Security Management System . As a result, we consolidated the maturity of our governance and reinforced the protection of information assets, in addition to increasing institutional reliability. SUPERCOMPUTERS We have completed the implementation of four new supercomputers, strengthening our analytical and technological capabilities. These new infrastructures significantly expand data processing. The initiative is aligned with the Strategic Plan and the IT Master Plan. c Webcast March 6, 2026 2025 Performance — P-78 First oil in December 2025, in the Búziosfield

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer